                        EXPLANATORY NOTE


     This registration statement includes or is deemed to include two forms of prospectus: one to be sent or given to certain participants (the "Employee Prospectus") in the Haven Bancorp, Inc. 1996 Stock Incentive Plan ("Plan") pursuant to Part I of Form S-8 and Rule 428(b)(1) under the Securities Act of 1933, as amended ("Securities Act"), and one to be used in connection with certain reoffers and resales (the "Resale Prospectus") of shares of Common Stock, par value $0.01 per share, of Haven Bancorp, Inc. by participants in the Plan as contemplated by Instruction C to Form S-8 under the Securities Act. The form of Employee Prospectus has been omitted from this registration statement as permitted by Part I of Form S-8. The form of Resale Prospectus is included herein immediately following this page.

                      CROSS-REFERENCE SHEET
       (Showing location of Information Requested by Form S-8)


              Items Required by Part I of Form S-3

S-3 Item                           Prospectus Heading

1.  Forepart of Registration       Front Cover Page of Prospectus;
    Statement and Outside Front    this Cross-Reference Sheet
    Cover Page of Prospectus

2.  Inside Front and Outside       Available Information;
    Back Cover Pages of            Incorporation of Certain
    Prospectus                     Documents by Reference; Table of
                                   Contents

3.  Summary Information, Risk      Available Information; Risk
    Factors and Ratio of           Factors
    Earnings to Fixed Charges

4.  Use of Proceeds                Use of Proceeds

5.  Determination of Offering      Determination of Offering
    Price                          Price

6.  Dilution                       Not Applicable

7.  Selling Security Holders       Selling Security Holders

8.  Plan of Distribution           Plan of Distribution

9.  Description of Securities      Not Applicable
    to be Registered

10. Interests of Named Experts     Legal Opinions; Experts
    and Counsel
11. Material Changes               Not Applicable

12. Incorporation of Certain       Incorporation of Certain
    Documents by Reference         Documents by Reference

13. Disclosure of Commission       Indemnification of Directors
    Position on Indemnification    and Officers
    for Securities Act Liabilities

                            PROSPECTUS

                         HAVEN BANCORP, INC.

                   210,000 SHARES OF COMMON STOCK
                         ($0.01 Par Value)

       Offered or to be Offered by Certain Selling Shareholders of Haven Bancorp, Inc. Following their Acquisition under the Haven Bancorp, Inc. 1996 Stock Incentive Plan


     Certain holders of Haven Bancorp, Inc. Common Stock ("Haven Common Stock") may offer, from time to time, up to 210,000 shares of Haven Common Stock which they acquired under the Haven Bancorp, Inc. 1996 Stock Incentive Plan ("Plan") pursuant to the exercise of options and the grant of restricted stock thereunder. The shares may be sold directly by the holder to purchasers or may be given by the holder to donees, such as members of the holder's family or charitable organizations, and then sold by the donee to the purchasers. Sales may occur through the facilities of the National Association of Securities Dealers Automated Quotation ("Nasdaq") National Market System, on which the shares are quoted, or may occur privately.

     This Prospectus relates to 210,000 authorized shares of Haven Common Stock reserved for issuance under the Plan. In addition, this Prospectus covers an indeterminate number of additional shares of Haven Common Stock that, by reason of certain events specified in the Plan, may be acquired by the selling shareholders under the Plan through options or restricted stock granted thereunder. Such shares are, at the date hereof, either unissued shares or are held as treasury stock by Haven Bancorp, Inc. ("Company"). It is suggested that this Prospectus be retained for future reference. This Prospectus contains a discussion of material risks in connection with the purchase of shares of the Company. See "Risk Factors" at page 3.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR BY ANY OTHER GOVERNMENT AGENCY.

     The date of this prospectus is June 28, 1996.

                    AVAILABLE INFORMATION

     Haven Bancorp, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as to particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of Haven Common Stock, and any material interest of such persons in transactions with Haven Bancorp, Inc. is disclosed in proxy statements distributed to shareholders of Haven Bancorp, Inc. and filed with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; at Public Reference Facilities in the Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661; and at the New York Regional Office in Five World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Haven Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market System. Reports, proxy material and other information concerning Haven Bancorp, Inc. may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street N.W., Washington D.C. 20006-1500.

     Haven Bancorp, Inc. has filed with the Commission in Washington D.C., a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities to which this prospectus relates. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated by reference herein the Haven Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1995, and the Haven Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed by Haven Bancorp, Inc. pursuant to Section 13 of the Exchange Act. The description of the class of securities offered under the Plan is described in the Registration Statement on Form S-1, and any amendments thereto, filed by Haven Bancorp, Inc. with the Commission. Such description is incorporated by reference herein.

     All documents filed by Haven Bancorp, Inc. pursuant to Sections 13, 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby are incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Haven Bancorp, Inc. will provide without charge to each person to whom this Prospectus is delivered, upon request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests shall be directed to Ms. Catherine Califano, Senior Vice President, Chief Financial Officer, Haven Bancorp, Inc., 93-22 Jamaica Avenue, Woodhaven, New York 11421. Telephone requests may be directed to (718) 847-7041.

     The principal executive offices of Haven Bancorp, Inc. are located at 93-22 Jamaica Avenue, Woodhaven, New York 11421. The telephone number at such offices is (718) 847-7041.

                          RISK FACTORS

     The following considerations, in addition to those discussed elsewhere in this Prospectus, should be considered by investors in deciding whether to purchase the Common Stock offered hereby.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES.

     The Company's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on earning assets " such as loans, mortgage-backed and mortgage-related securities and debt securities " and its interest expense on interest-bearing liabilities, such as deposits and borrowings. The Company's net interest income, the primary component of its net income, is subject to substantial risk due to changes in interest rates, particularly if there is a substantial variation in the timing between the repricing of its assets and the liabilities which fund them. The Company will continue to be affected by general changes in levels of interest rates and other economic factors beyond its control. At December 31, 1995, the Company's total interest-earning assets maturing or repricing within one year exceeded its total interest-bearing liabilities maturing or repricing in the same time period by $31.5 million, representing a one-year cumulative interest rate sensitivity gap as a percentage of total assets of positive 2.14%. In a rising interest rate environment, the Company would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, the Company would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income. In order to reduce its sensitivity to interest rate risk, the Company's current strategy includes emphasizing the origination or purchase for portfolio of adjustable-rate loans, debt securities and mortgage-backed securities and maintaining a securities available for sale portfolio. Increases in the level of interest rates may also adversely affect the value of the Company's debt securities and other earning assets and the ability to realize gains on the sale of such assets. Generally, the value of fixed rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the carrying value of interest-earning assets which could adversely affect the Company's result of operations if sold or, in the case of interest-earning assets classified as available for sale, the Company's equity if retained. Increases in interest rates also can affect the type (fixed-rate or adjustable-rate) and amount of loans originated by the Company and the average life of loans and securities, which can adversely impact the yields earned on the Company's loan and securities portfolio.

WEAKNESS IN LOCAL ECONOMY.

     The Bank's primary market area is concentrated in the neighborhoods surrounding its nine full service offices and one supermarket branch, eight of which, including the Bank's main office, are located in the New York City Borough of Queens and two of which are located in Suffolk County, New York. Management believes that all of its branch offices are located in communities that can generally be characterized as stable, residential neighborhoods of predominantly one- to four-family residences and middle income families. In recent years, the New York metropolitan area experienced reduced employment as a result of the general decline in the local economy and other factors. Additionally, the area experienced a general decline in real estate values, particularly in commercial properties and land, as well as in the cooperative and condominium markets as represented by appraisals available at that time that reflected sharp decreases in property values. These factors contributed to a significant decline in the Bank's asset quality in 1991 and 1992. During the past three and one-half years, the Bank's expanded loan work-out/resolution efforts have successfully contributed toward reducing non-performing assets to manageable levels. Although there are a number of encouraging signs in the local economy and the Bank's real estate markets, it is unclear how these factors will affect the Bank's asset quality in the future.

     These negative trends have stabilized somewhat in more recent periods. Although the Bank continues to emphasize one- to four-family residential loans, the economic conditions affecting the Bank's market areas and rises in interest rates during the second half of 1994 resulted in reduced loan demand. During these periods of reduced loan demand, the Bank increased its emphasis on investing principally in mortgage-backed securities to maintain management's strategy of asset growth. More recently, however, decreases in interest rates coupled with the Bank's new wholesale loan programs with area brokers and mortgage bankers have resulted in increased loan demand. If current economic conditions deteriorate and loan demand weakens, no assurances can be made that the Bank will be able to sustain or increase its level of originations of mortgage loans in its local market areas. There can be no assurances that conditions in the regional economy, national economy, or real estate market in general will not deteriorate. A weakness or deterioration in the economic conditions of the Bank's primary lending area in the future may result in the Bank experiencing increases in non-performing loans and non-performing assets. Such increases would likely result in higher provisions for loan losses, reduced levels of earning assets which would lower the level of net interest income and possibly result in higher levels of other real estate owned expense.

MARKET COMPETITION.

     The New York City metropolitan area has a high number of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans and deposits comes principally from savings and loan associations, savings banks, commercial banks, mortgage banking companies, insurance companies and credit unions. In addition, the Bank faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such areas as short-term money market funds, corporate and government securities funds, mutual funds and annuities and insurance. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

DIVERSIFIED LENDING RISK.

     The Bank's loan portfolio consists primarily of conventional first mortgage loans secured by owner occupied one- to four-family residences, and, to a lesser extent, multi-family residences, commercial real estate and construction and land loans. Also, the Bank's loan portfolio includes cooperative loans, which the Bank has not originated since 1990 except to facilitate the sale of real estate owned (REO) or to restructure a problem asset. During 1995, the Bank transferred $12.0 million of performing cooperative apartment loans at fair value, net of charge-offs of $749,000, to loans held for sale to continue its efforts to reduce its cooperative loan portfolio. Multi-family, commercial real estate, construction and land development, and consumer and other loans are generally considered to involve a higher degree of credit risk than one- to four-family residential mortgage loans. In particular, multi-family and commercial real estate lending typically involves higher loan amounts, and the repayment of such loans generally depends on income produced by the property being sufficient to cover operating expenses and debt service. Due to circumstances outside the borrower's control, income from the property as well as its market value can be adversely affected.


RECAPITALIZATION OF SAIF, SAIF PREMIUMS AND PROPOSED BIF PREMIUMS

     The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period, consisting of (1) well capitalized, (2) adequately capitalized or
(3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates currently range from 23 basis points to 31 basis points. The FDIC is authorized to raise the assessment rates in certain circumstances. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank. The Bank's assessment rate for the year ended 1995 was .23% of deposits.

     The FDI Act requires that the SAIF and BIF each be recapitalized until its reserves are at least 1.25% of the deposits insured by that fund. The FDIC reported that the BIF attained the 1.25% reserve ratio in May 1995. However, subject to changes in law, the SAIF is not expected to be recapitalized until 2002. SAIF reserves have not grown as quickly as the BIF reserves due to a number of factors, including the fact that a significant portion of SAIF assessments have been and are currently being used to make payments on bonds ("FICO bonds") issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation.

     Because of the recapitalization of the BIF, the FDIC lowered the assessment rates for BIF-insured institutions. The assessment rates for BIF-insured institutions were first lowered to a range of $0.04 to $0.31 per $100 of deposits, effective June 1, 1995. More recently, the FDIC again lowered the annual assessment rates, effective January 1, 1996, to the legal minimum of $2,000 for all BIF-insured institutions that were well capitalized and in the highest supervisory category. The FDIC estimated that 92% of BIF-insured institutions will pay only the minimum annual assessment. The remaining BIF-insured institutions will pay at assessment rates ranging from 0.03% to 0.27% of deposits.

     Given the undercapitalized nature of the SAIF, the FDIC continued the range of assessment rates of $0.23 to $0.31 per $100 of deposits for SAIF-insured institutions and for BIF-insured institutions required to pay SAIF assessments with respect to SAIF deposits. As a result of the BIF assessment reductions, institutions that are required to pay SAIF assessments, such as the Bank, are likely to be subject to a significant competitive disadvantage relative to BIF-insured institutions, pending any legislative action to remedy the disparity. The FDIC has recognized that the disparity may have adverse consequences for such institutions, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits. Further, it is not currently known whether institutions that are required to pay SAIF assessments will, in the absence of any legislative remedy for SAIF recapitalization, be required to pay higher deposit insurance assessments in the future.

     The proposed Balanced Budget Act of 1995, which was vetoed by the President, included provisions that focused on a resolution of the financial problems of the SAIF. Under the provisions of the Budget Act, all SAIF member institutions would have paid a special assessment to recapitalize the SAIF, and the assessment base for the payments on the FICO bonds would have been expanded to include the deposits of both BIF- and SAIF-insured institutions. The amount of the special assessment required to recapitalize the SAIF was then estimated to be approximately 80 basis points of the SAIF-assessable deposits. This estimate of the special assessment was less than the assessment of 85 to 90 basis points that had been previously estimated. The special assessment would have been assessed as of the first business day of January 1996 and would have been payable on that day or such other date prescribed by the FDIC not later than 60 days after enactment, based on the amount of SAIF deposits on March 31, 1995. If an 80 basis point assessment were assessed against the Bank's deposits as of March 31, 1995, the Bank's aggregate SAIF assessment liability would be approximately $8.3 million (before giving effect to any tax benefits).

     The President's veto of the Budget Act was not based on the above described provisions of the Budget Act, and Congressional leaders have in the past indicated that these provisions will be the basis for any future legislation to recapitalize the SAIF. Statements from Congressional leaders during March 1996 indicated that any legislation to resolve the BIF-SAIF disparity outside of the context of a budget reconciliation bill did not appear to be likely, and efforts have been made to include such BIF-SAIF legislation with other budgetary legislation. The assessments paid by BIF-insured institutions with respect to deposits acquired from SAIF-insured institutions are not, under the current interpretation of the relevant provisions of the FDIA, being used to pay interest on the FICO bonds, and there have been proposals to provide interim financial relief to the SAIF by amending the FDIA to require that such assessments paid by BIF-insured banks be subject to the payment of interest on the FICO bonds. As of the current date, the outlook for legislation for the recapitalization of the SAIF and the terms of such legislation are unclear.

     There have been reports that, as a result of the disparity in BIF and SAIF assessment rates, deposits held by subsidiaries of one holding company are being withdrawn from its SAIF-insured subsidiaries in significant amounts and being transferred to its BIF-insured subsidiaries, apparently in response to favorable rate differentials. The reports also suggest that the flow of funds from SAIF- to BIF-insured institutions will in the absence of any legislative recapitalization of the SAIF, increase within those holding companies that control both SAIF- and BIF-insured institutions. In addition, during 1995, the holding companies of several large SAIF-insured institutions announced plans to charter separate national or state commercial bank subsidiaries insured by the BIF, which are to be used to attract and reduce the holding company's SAIF insured deposits and reduce its overall liability for insurance assessments. These applications are still pending. If these applications are approved and if the shift of funds from SAIF-insured institutions to BIF-insured institutions continues, either within individual holding companies or otherwise in response to interest rate differentials based on the disparity in BIF and SAIF assessments rates, the result may be a significant reduction in the amount of deposits of SAIF-insured institutions. Another possible consequence of any significant reduction in the deposits of SAIF-insured institutions would be a default in the payment of interest on the FICO bonds, which is paid from assessments on SAIF-insured institutions. Any significant movement of deposits from SAIF-insured to BIF-insured institutions will also increase the deposits insured by BIF and reduce the BIF reserve ratio. If the BIF-reserve ratio declines below the required 1.25% the FDIC will be required to increase the BIF-assessment rates.

     The Budget Act also provided for the merger of the BIF and SAIF on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. Congressional leaders had also agreed that Congress should consider and act upon separate legislation to eliminate the thrift charter as early as possible in 1996. If adopted, such legislation would require that the Bank, as a federal savings bank, convert to a bank charter. Such a requirement to convert to a bank charter could cause the Bank to lose the favorable tax treatment for its bad debt reserves that it currently enjoys under Section 593 of the Internal Revenue Code ("Code") and to have all or part of its existing bad debt reserves recaptured into income.

     If enacted by Congress, such legislation would have the effect of reducing the capital of SAIF member institutions by the after tax cost of the special SAIF assessment, plus any related additional tax liabilities. The legislation would also have the effect of reducing any differential that may otherwise be required in the assessment rates for the BIF and SAIF.

     Management cannot predict whether the above legislation or any other legislative proposal will be enacted as described above, or if enacted, the amount of any special SAIF assessment, whether ongoing SAIF assessments will be reduced to a level equal to that of BIF assessments or whether, if thrifts are required to convert to a bank charter, there will be any relief from the additional tax liabilities that would be incurred upon the recapture of their bad debt reserves. It also cannot be predicted whether some other legislative action will be taken to address the BIF-SAIF disparity and what consequences such action could have for SAIF members. A significant increase in SAIF insurance assessments, either absolutely or relative to BIF assessments, a significant one-time fee to recapitalize the SAIF or a significant tax liability associated with the recapture of the bad debt reserve could have an adverse effect on the operating expenses and results of operations of the Bank.

     Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION.

     The Bank is subject to extensive regulation, examination and supervision by the OTS, as its chartering agency, and the FDIC, as the deposit insurer. The Bank is a member of the FHLB System and its deposit accounts are insured up to applicable limits by the SAIF managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations.

     Congress currently has under consideration various proposals to consolidate the regulatory functions of the four federal banking agencies: the OTS, the FDIC, the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System. The outcome of efforts to effect regulatory consolidation is uncertain. Therefore, the Bank is unable to determine the extent to which legislation, if enacted, would affect its business.

     Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations set forth herein do not purport to be complete descriptions of such statutes and regulations and their effects on the Bank.

CERTAIN ANTI-TAKEOVER PROVISIONS.

     Stockholder Rights Agreement. On January 25, 1996, the Board of Directors of Haven Bancorp, Inc. declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock, par value $.01 per share, pursuant to a Rights Agreement between the Company and Chemical Bank, as Rights agent

("Rights Agreement"). The dividend was payable to stockholders of record on February 5, 1996. The Rights Agreement provides that attached to each share of Common Stock is a Right, which constitutes a right to purchase one one-hundredth interest in a share of Haven Bancorp, Inc. Series A Junior Participating Preferred Stock, par value $.01 per share ("Preferred Shares"), at a price of $90.00 per one one-hundredth interest in a Preferred Share ("Purchase Price"), subject to adjustment. The Rights will expire on February 5, 2006, unless extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

     Until the date on which certain events take place (the "Dis-tribution Date"), the Rights will be evidenced by, with respect to any Common Share certificate outstanding on the Record Date, such Common Stock certificate with a copy of the Summary of Rights. The term "Distribution Date" means the earlier of (a) the 20th business day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding Common Stock (collectively, an "Acquiring Person") or (b) the 20th business day (or such later date as may be determined by the Board of Directors of the Corporation) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 10% or more of such outstanding Common Stock.

     In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Stock having a market value of two times the purchase price of the Right. In the event that the Corporation is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value equal to two times the purchase price of the Right.


     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of persons of 50% or more of the outstanding Common Stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio (subject to adjustment) of one Common Share per Right. At its option, the Board may substitute interests in Preferred Shares (or shares of a class or series of the Corporation's preferred stock having equivalent rights, preferences and privileges) for Common Stock exchangeable for Rights at an initial rate (subject to adjustment) of one one-hundredth interest in a Preferred Share (or equivalent preferred share) for each Common Share.

     The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 10% or more of the Common Stock without receiving the prior approval of the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. Accordingly, the Rights may result in the Company being less attractive to a potential acquiror and, in the event that the existence of the Rights did deter certain potential acquirors, such Rights could result in holders of Common Stock receiving less in the event of a takeover. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

     Provisions in the Company's and the Bank's Governing Instruments. Certain provisions of the Company's Certificate of Incorporation and Bylaws, particularly a provision limiting voting rights, and the Bank's Organization Certificate and Bylaws, as well as certain federal and state regulations, assist the Company in maintaining its status as an independent publicly owned corporation. These provisions provide for, among other things, supermajority voting, staggered boards of directors, noncumulative voting for directors, limits on the calling of special meetings of stockholders, limits on the ability to vote Common Stock beneficially owned in excess of 10% of outstanding shares, and certain uniform price provisions for certain business combinations. The voting limitation is applicable to persons, together with affiliates of and persons acting in concert with such persons, who hold revocable proxies if the shares of Common Stock represented by the revocable proxies are deemed beneficially owned by such persons and exceed the limit. These provisions in the Bank's and the Company's governing instruments may discourage potential proxy contests and other potential takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus, generally may serve to perpetuate current management.

     In general, Section 203 of the Delaware General Corporation
Law ("DGCL") prevents an "interested stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder.

     The provision is not applicable when (i) prior to the date the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, not including shares owned by directors who are also officers and by certain employee stock plans or (iii) on or subsequent to the date the stockholder becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock entitled to vote thereon, excluding shares owned by the interested stockholder.

     The DGCL's restrictions generally do not apply to business combinations with an interested stockholder that are proposed subsequent to the public announcement of, and prior to the consummation or abandonment of, certain mergers, sales of a majority of the corporation's assets or tender offers for 50% or more of the corporation's voting stock. The DGCL allows corporations to elect not to be subject to the provisions of the DGCL. The Company has not so elected.

     In addition to the provisions in the Company's and the Bank's organizational documents, certain provisions of the DGCL and the federal banking laws may be imposed upon acquirors of the Company's Common Stock, including restrictions that would require regulatory approval prior to any such acquisition.

     Provisions of Remuneration Plans and Agreements. Employment agreements with certain management officials, the Bank's severance policy and certain provisions of the Company's stock option plans and recognition and retention plans provide for benefits and cash payments in the event of a change in control of the Company or the Bank. The Company's Employee Stock Ownership Plan, stock option plans and recognition and retention plans also provide for accelerated vesting in the event of a change in control. These provisions may have the effect of increasing the cost of acquiring the Company, thereby discouraging future attempts to take over the Company or the Bank.

     Stock Ownership by Directors and Executive Officers.
Directors and executive officers of the Bank and the Company currently hold or control the voting of approximately 15% of the shares of Common Stock outstanding either through direct ownership or through participation in employee benefit plans maintained be the Company or the Bank that hold Company stock. Management's potential voting control could, together with additional stockholder support, defeat stockholder proposals requiring an 80% supermajority vote. As a result, these provisions may preclude takeover attempts that certain stockholders may deem to be in their best interest and may tend to perpetuate existing management.


                       USE OF PROCEEDS

     The shares will be offered by certain employees or former employees of Haven Bancorp, Inc. and Columbia Federal Savings Bank who are present or former participants in the Plan, or their beneficiaries, for their personal accounts, and the proceeds from such sale will be used by them for their personal benefit. Haven Bancorp, Inc. will not receive any portion of the payment for the shares.


               DETERMINATION OF OFFERING PRICE

     The purchase price of the shares offered hereby will be the market price (plus customary or negotiated brokerage commissions) prevailing at the time of the sale in the case of transactions on the Nasdaq National Market System and negotiated prices related to market prices in private negotiated transactions not on any securities exchange.

                   SELLING SECURITY HOLDERS

The persons selling shares of Haven Common Stock offered hereby will be participants or former participants in the Haven Bancorp, Inc. 1996 Stock Incentive Plan. Participants in the Plan include the following persons, who are affiliates of the Company, as that term has been defined by the Commission:

                                                                          Number of     Number of   Percentage
                                                            Number of      Shares       Shares to   of Class to
                           Position at Company or            Shares      Covered by      by Held     Be Owned
Selling                    Affiliates within the          Beneficially      This          After        After
Shareholder                Past Three Years               Owned(1)(2)   Prospectus(2)  Offering(3)  Offering(4)

Phillip S. Messina         President and Chief              117,367        34,499       151,866       3.52%
                           Executive Officer
Joesph W. Rennhack         Senior Vice President and         68,153        13,500        81,653       1.89
                           Secretary
Thomas J. Seery            Senior Vice President "           39,327        13,500        52,827       1.22
                           Operations
Gerard H. McGuirk          Senior Vice President and         29,608        13,500        43,108        *
                           Chief Lending Officer
Catherine Califano         Senior Vice President             30,517        13,500        44,017       1.02
                           and Chief Financial Officer
George S. Worgul           Director; Chairman of            139,533         6,247       145,780       3.37
                           the Board; former CEO
Robert L. Koop             Director                          34,797         6,247        41,044        *
Robert J. Webster          Director                          39,797         6,247        46,044       1.07
William J. Claffey         Director                          28,297         6,247        34,544        *
Robert M. Sprotte          Director                          36,797         6,247        43,044        *
Joseph A. Ruggiere         Director                          65,597         6,247        71,844       1.66
Michael J. Fitzpatrick     Director                          29,797         6,247        36,044        *
Robert M. Cashill          Director                          30,796         6,247        37,043        *

     (1) Beneficial ownership in this table includes (a) the number of shares of Company Common Stock which such person has the right to acquire by the exercise of stock options, whether or not the stock options are vested as of June 27, 1996, (b) the number of shares held in such person's name in trust or otherwise under all of the Company's employee benefit plans and (c) the number of shares as to which such person shares voting and investment power. The figures reported in this column are as reported by shareholder on a Form 4 or Form 3 filed with the Commission.

     (2) Represents options granted as of June 1, 1996, which is the most recent date as of which such information is available.

     (3) Assumes that all shares presently owned and hereafter acquired under the Plan are sold.

     (4) Percentage with respect to each person has been calculated on the basis of 4,320,060 shares of Company Common Stock outstanding as of June 27, 1996. (*) denotes less than 1% of outstanding Common Stock.

                     PLAN OF DISTRIBUTION

     The shares may be offered for sale on the Nasdaq National
Market System where they are quoted. They may be offered from time to time in private transactions. The Company does not expect to bear the expense of such sales.


                        LEGAL OPINIONS

     The legal status of the shares of Haven Common Stock offered hereby will be passed upon for Haven Bancorp, Inc. by Thacher
Proffitt & Wood, New York, New York.


                           EXPERTS

     The consolidated financial statements of Haven Bancorp, Inc. and its subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference in this Prospectus, in reliance upon the report of KPMG Peat Marwick LLP ("KPMG"), independent public accountants, also incorporated by reference herein, and the authority of such firm as experts in accounting and auditing. The report of KPMG includes an explanatory paragraph that refers to the adoption of a new accounting principle as discussed in the notes to those financial statements.


           INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's authority to indemnify its officers and directors is governed by the provisions of Section 145, as amended, of the Delaware General Corporation Law ("GCL") and by the Certificate of Incorporation of the Registrant.

     Article Tenth of the Certificate of Incorporation of the Registrant provides that any person who is made a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, will be indemnified and held harmless by the Registrant to the fullest extent authorized by the GCL. Such indemnification shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. Such indemnification shall be against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonable incurred or suffered in connection with the proceeding. This right to indemnification includes, to the extent permitted by the GCL, the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of its final determination.

     If a claim for indemnification is not paid in full by the Registrant within sixty days after a written claim has been received by the Registrant, the indemnitee may at any time thereafter bring suit against the Registrant to recover the unpaid amount of the claim. If successful in whole or in part in any such suit (or in a suit brought by the Registrant to recover an advancement of expenses), the indemnitee shall be entitled to be paid also the expenses of prosecuting (or defending) such suit. In any such suit, it shall be a defense to the Registrant that the indemnitee has not met any applicable standard for indemnification set forth in the GCL. The burden of proof in any such suit shall be on the Registrant to prove that the indemnitee is not entitled to be indemnified.

     The right of indemnification conferred in Article Tenth of the Certificate of Incorporation shall not be exclusive of any right which any person may have or hereafter acquire under any statute, the Registrant's Bylaws, agreement, vote of stockholders, disinterested directors, or otherwise. The Registrant maintains directors' and officers' liability insurance coverage for all directors and officers of Haven Bancorp, Inc. and its subsidiaries through Aetna Casualty & Surety for one year policy terms ending April 14, 1997.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Haven Bancorp, Inc. pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

No person has been authorized to
give any information or to make
any representation not contained           HAVEN BANCORP, INC.
in this Prospectus in connection
with the offer made by this                  210,000 SHARES
Prospectus, and, if given or made,
such information or representation            COMMON STOCK
must not be relied upon as having
been authorized by Haven Bancorp,          ($0.01 PAR VALUE)
Inc.  Neither the delivery of this
Prospectus nor any sale made            Offered or to be Offered
hereunder shall under any                  by Certain Selling
circumstances create an implication       Shareholders of Haven
that there has been no change in         Bancorp, Inc. Following
the affairs of Haven Bancorp, Inc.       Their Acquisition under
since the date hereof or that the        the Haven Bancorp, Inc.
information contained in this           1996 Stock Incentive Plan
Prospectus is correct as of any
date subsequent to the date of this
Prospectus.  This Prospectus does
not constitute an offer or a
solicitation of an offer to buy
any of the securities offered
hereby in any jurisdiction to
any person to whom it is unlawful
to make such offer in such
jurisdiction.


     TABLE OF CONTENTS

AVAILABLE INFORMATION .........  2
INCORPORATION OF
CERTAIN DOCUMENTS
BY REFERENCE ..................  2
RISK FACTORS ..................  3
USE OF PROCEEDS ............... 14            PROSPECTUS
DETERMINATION OF
OFFERING PRICE ................ 14
SELLING SECURITY HOLDERS ...... 15
PLAN OF DISTRIBUTION .......... 16
LEGAL OPINIONS ................ 16
EXPERTS ....................... 16
INDEMNIFICATION OF
DIRECTORS AND OFFICERS ........ 16        DATED:  June 28, 1996